CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 12.1 - Ratio of Earnings to Fixed Charges

(Dollars in millions)	6 Months ended	Years ended December 31
	June 30, 2012	2011	2010	2009	2008	2007
Interest expense and amortization of debt expense and premium	$5.1	$8.7	$27.8	$35.6	$47.0	$58.9
Capitalized interest	0.6	1.9	1.0	2.3	0.7	0.8
Interest in rent expense	4.0	6.0	5.9	6.8	7.3	5.6

Total fixed charges	$9.7	$16.6	$34.7	$44.7	$55.0	$65.3

Income before Income Taxes	$266.3	$494.6	$418.2	$392.2	$308.3	$264.9

Plus:
Fixed Charges	9.7	16.6	34.7	44.7	55.0	65.3
Amortization of capitalized interest	0.4	0.8	0.7	0.6	0.4	0.4
Distributed income from equity investment	6.3	10.5	8.7	9.3	11.0	7.1

Less:
Capitalized interest	(0.6)	(1.9)	(1.0)	(2.3)	(0.7)	(0.8)
Equity in earnings from affiliates	(4.9)	(10.0)	(5.0)	(12.1)	(11.3)	(8.2)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.0	0.0	0.0	0.0	0.0	0.0

Earnings as adjusted	$277.2	$510.6	$456.3	$432.4	$362.7	$328.7

Ratio of earnings to fixed charges	28.7	30.8	13.1	9.7	6.6	5.0